OLYMPUS
PACIFIC MINERALS INC.
ARBN 141 335 686

Lodge your vote:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com

For all enquiries call:

(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

000001 000 OYM
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

CDI Voting Instruction Form

Vote online or view the annual report, 24 hours a day, 7 days a week:

www.investorvote.com.au

- ☑ **Cast your vote**
- ☑ **Access the annual report**
- ☑ **Review and update your securityholding**

Your secure access information is:

Control Number: 999999

SRN/HIN: I9999999999 **PIN:** 99999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 4.30pm (WST) Friday 7 May 2010

How to Vote on Items of Business

Each CHESS Depositary Interest (CDI) is equivalent to one share of Company Common Stock, so that every 1 (one) CDI that you own as at 6 April 2010 entitles you to one vote.

You can vote by completing, signing and returning you CDI Voting Instruction Form. This form gives your voting instructions to CHESS Depositary Nominees Pty Ltd, which will vote the underlying shares on your behalf. You need to return the form no later than the time and date shown above to give CHESS Depositary Nominees Pty Ltd enough time to tabulate all CHESS Depositary Interest votes and to vote on the underlying shares.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the Australian registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Only duly authorised officer/s can sign on behalf of a company. Please sign in the boxes provided, which state the office held by the signatory. ie Sole Director, Sole Company Secretary or Director and Company Secretary.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE ➔
or turn over to complete the form

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 IND

CDI Voting Instruction Form

Please mark ☒ to indicate your directions

STEP 1 CHESS Depositary Nominees will vote as directed

XX

Voting Instructions to CHESS Depositary Nominees Pty Ltd

I/We being a holder of CHESS Depositary Interests of Olympus Pacific Minerals Inc hereby direct CHESS Depositary Nominees Pty Ltd to vote the shares underlying my/our holding at the Annual General Meeting of Olympus Pacific Minerals Inc to be held at The President's Suite, Albany Club of Toronto, 91 King Street East, Toronto, Ontario M5C 1G3 on Tuesday, 11 May 2010 at 4.30pm (Toronto time) and at any adjournment of that meeting.

By execution of this CDI Voting Form the undersigned hereby authorises CHESS Depositary Nominees Pty Ltd to appoint such proxies or their substitutes to vote in their discretion on such business as may properly come before the meeting.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Item 1	Election of Jon Morda	☐	☐	☐
Item 2	Election of Leslie Graham Robinson	☐	☐	☐
Item 3	Terms of Directors	☐	☐	☐
Item 4	Appointment of Auditors	☐	☐	☐
Item 5	Ratification of Issuance of Notes and Warrants	☐	☐	☐
Item 6	Issuance of Shares to Alchemy Resources Pty Ltd	☐	☐	☐
Item 7	Approval of Option Grants to Directors	☐	☐	☐
Item 8	Approval of Option Grants to Officer	☐	☐	☐
Item 9	Re-approval of Stock Option Plan	☐	☐	☐
Item 10	Conversion Price Adjustment	☐	☐	☐

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______________________ Contact Daytime Telephone ______________________ Date ___ / ___ / ___